FORM 20-F

                      US SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

          [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [  ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the fiscal year ended

                                       OR

          [   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 ( D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________

                             Commission file number

                        EARTHRAMP.COM COMMUNICATIONS INC.
             (Exact name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

                          601 - 889 WEST PENDER STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA  V6C 3B2
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.

THERE WERE 6,706,142 COMMON SHARES, WITHOUT PAR VALUE, ISSUED AND OUTSTANDING AS OF JANUARY 24, 2000.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the
past  90  days.  YES   NO     X.
                           ----

Indicate by check mark which financial statement item the Registrant has elected
to  follow.  ITEM  17   ITEM  18    X.
                                  ---

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed  by  a  court.  YES            NO  .

     TABLE  OF  CONTENTS
     -------------------

     PAGE
     ----
PART  1                                                                  1
     Item  1     Description  of  Business                               1
     Item  2     Description  of  Property                              20
     Item  3     Legal  Proceedings                                     20
     Item  4     Control  of  the  Company                              20
     Item  5     Nature  of  Trading  Market                            21
     Item  6     Exchange  Controls  and  Other  Limitations
          Affecting  Security  Holders                                  22
     Item  7     Taxation                                               23
     Item  8     Selected  Financial  Data                              24
     Item  9     Management's  Discussion  and  Analysis  of
          Financial  Condition  and  Results  of  Operations            26
     Item  9A     Quantitative  and  Qualitative  Disclosures  About
          Market  Risk  (Not  Applicable)                               27
     Item  10     Directors  and  Officers                              27
     Item  11     Compensation  of  Directors  and  Officers            29
     Item  12     Options  to  Purchase  Securities                     31
     Item  13     Interest  of  Management  in  Certain  Transactions   32
PART  II
     Item  14     Description  of  Securities  to  be  Registered       33
PART  III
     Item  15     Defaults  Upon  Senior  Securities  (Not  Applicable) 34
     Item  16     Changes  in  Securities,  Changes  in  Security
          for  Registered  Securities  and
          Use  of  Proceeds  (Not  Applicable)                          34

PART  IV
     Item  17     Financial  Statements (Not applicable - See Item 18)  34
     Item  18     Financial  Statements                                 34
     Item  19     Financial  Statements  &  Exhibits                    34
EXHIBITS                                                                35
SIGNATURE                                                               37

PART  I
ITEM  1          DESCRIPTION  OF  THE  BUSINESS
Introduction
Earthramp.com Communications Inc.'s (the "Company") primary business is the creation and distribution of proprietary consumer, financial and news information through the development of advanced Internet websites. The
Company's corporate offices are located at 601 - 889 West Pender Street, Vancouver, British Columbia, Canada V6C 3B2. The telephone number is (604) 331-1008 and the facsimile number is (604) 331-0932.
The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. All references in this Registration Statement to "US$" refer to United States Dollars and all references to common shares refer to common shares in the capital of the Company.
Description  of  the  Company  and  its  Subsidiaries
The Company was incorporated under the laws of the Province of British Columbia on March 14, 1986 under the name "Dante Resources Ltd.". On July 16, 1987, the Company's name was changed to "Abac Resources Ltd." and then changed to "Quality Learning Systems (International) Inc." on December 29, 1992. On May 27, 1996, the Company's name was changed to "Carta Resources Ltd.". The Company's name was then changed to "Earthramp.com Communications Inc." on December 24, 1999. The Company is a reporting issuer under the securities laws of the province of British Columbia.
On December 2, 1987, the Company was registered as an Extra-Territorial Corporation in the Yukon under the name "Abac Resources Ltd.". On June 28, 1999, the Company was registered as an Extra-Territorial Corporation in the Yukon under the name "Carta Resources Ltd.".
On December 29, 1992, the Company altered its authorized capital by consolidating all of the 10,000,000 common shares without par value into 2,000,000 common shares without par value, with every five (5) such common shares before consolidation being consolidated into one (1) common share. Also on December 29, 1992, the authorized capital of the Company was increased from 2,000,000 common shares without par value to 20,000,000 common shares without par value.
As  of  January  24,  2000,  the Company had one wholly owned subsidiary, Quotes
Canada Financial Network, Ltd. ("Quotes Canada"). Quotes Canada was incorporated under the laws of British Columbia on August 5, 1998.

Company  History
From its incorporation in 1986 until November, 1999, the Company operated as a junior natural resource issuer engaged in the exploration and development of mining claims located in Canada.
On October 30, 1995, the Company entered into an option agreement to acquire a 100% interest in a lithium property located in the Wekusko Lake area of the Province of Manitoba, Canada. The property consisted of twelve claims, covering an area of approximately eight square kilometres. The Company expended approximately $75,386 on the exploration and development of the property. On October 28, 1999, the Company decided not to proceed further with the exploration and development of this property and all mining claims in connection with this property were written off, together with related deferred exploration expenditures.
On April 29, 1999, the Company entered into an option agreement (the "Option Agreement") to acquire a 100% interest in a property located in the Dawson Mining District of Yukon Territory, Canada (the "Ami Property"), which property consists of 42 mineral claims. The Company expended approximately $21,000 on the exploration and development of the Ami Property. On January 15, 2000, the Company decided not to proceed further with the exploration and development of the Ami Property and all mining claims in connection with this property were written off, together with related deferred exploration expenditures. By way of an Assignment Agreement, dated January 18, 2000, the Company assigned its rights under the Option Agreement to H. Leo King and Associates Inc. in consideration of the payment of all future expenses in connection with the Ami Propery and the assumption of all of the Company's obligations under the Option Agreement. As a result of this agreement, the Company has no further interest or further obligations in connection with the Ami Property.
In connection with the Company's acquisition of Quotes Canada (as described below), the Company was required to seek approval from the Vancouver Stock Exchange (the "VSE") (the predecessor to the Canadian Venture Exchange (the
"CDNX")) because the acquisition constituted a change of business under the policies of the VSE. The VSE approved the change of business and the acquisition on November 5, 1999.
Present  Operations  of  the  Company
Pursuant to a letter agreement dated June 1, 1999 (the "Acquisition Agreement"), the Company acquired a 100% interest in Quotes Canada in consideration of a total of $240,000, consisting of a cash payment of $50,000 and the issuance of 1,000,000 common shares in the capital of the Company at a deemed price of $0.19 per share to Paul Dickson and Glen Dickson (each to receive 50% of the common shares) (the "Acquisition Shares"). A copy of the Acquisition Agreement is attached to this Registration Statement as an exhibit. On August 12, 1999, under the terms of the Acquisition Agreement, Paul Dickson and Glen Dickson were appointed to the Board of Directors of the Company. In addition, each have entered into employment agreements, effective December 1, 1999, which provide for a salary of $2,500 per month (increased to $3,500 per month as of January 1, 2000) for a minimum two year period. Each of Paul Dickson and Glen Dickson are to receive incentive stock options, entitling each of them to purchase not less than 4% (or such lower percentage as may be accepted by Paul Dickson and Glen Dickson) of the issued and outstanding common shares of the Company at the minimum price permitted by the CDNX for a period of five years from November 5, 1999. As part of the Acquisition Agreement, Paul Dickson and Glen Dickson agreed, by way of private placement, to purchase 160,000 units (each unit consisting of one share and one share purchase warrant with a two year term) at a price of $0.15 per unit. For more details regarding the private placement, see Item 12 ("Options to Purchase Securities") of this Registration Statement.

Quotes Canada commenced services as an online Internet provider of real-time stock market quotes and other financial information from its website, www.quotescanada.com (the "Quotes Canada Website") in September, 1998. The Quotes Canada Website is accessible through the Company's website, www.earthramp.com (the "Company's Website") (collectively, the Quotes Canada Website and the Company's Website are referred to as the "Websites"). By December, 1998, users were able to access real-time stock quotes on the Quotes Canada Website at no charge. As a result, the single web server used by Quotes Canada became overloaded. At that time, Quotes Canada had only two employees, Glen Dickson and Paul Dickson, and due to lack of funding and insufficient advertising revenue, in January, 1999, Quotes Canada switched its originally free services to a pay-per-quote system, which reduced the number of subscribers, thereby allowing Quotes Canada to further develop their operations. Under the pay-per-quote system in place at that time, subscribers paid USD$0.03 per quote.
At present, the Company provides a variety of online integrated data streaming services through its Internet portal, the Quotes Canada Website, which has run successfully for over one and one-half years. Presently, those online integrated data streaming services include:
- RealTime Stock Quotes for companies listed on the Montreal, Toronto, Canadian Venture and Canadian Dealing Network Stock Exchanges.
-     Delayed  Stock  Quotes  for  both  Canadian  and  US  companies.
- RealTime / Delayed corporate press releases for Canadian stock and mutual fund companies.
- Historical financial data, including an extensive database of historical US and Canadian stock quotation information used to generate dynamic charts, and access to over 10 years of stock closing prices.
- Other financial information in connection with silver, gold, copper, aluminum and nickel prices, international currencies, natural gas, gas, oil and Brent Crude Oil prices, and major world indices (New York, Nikkei, Hong Kong, etc.) and emerging world market indices (Korean, Taiwan, Brazil, etc.).
- Dynamic Charts for presentation of historical stock price information. These charts can be customized and can create plots of all market data. Data can be plotted back as far as 15 years.
- Portfolio Tracking which enables users to maintain multiple portfolios for US and Canadian stocks and mutual funds, through the Company's proprietary software program call Portfolio Tracker. A new version of Portfolio Tracker is scheduled to be released during the Company's second quarter this year.
- A non-promotional monthly newsletter containing Canadian and International market information.

- Links to weather reporting, telephone directories, horoscopes and other entertainment related websites.
- Links to Citizens Bank, with access to Citizens Bank's prime interest, exchange, mortgage, term deposit and RRSP rate information. In addition, several financial calculators are available, such as the currency exchange calculator, the loan payment calculator, the mortgage calculator, the net worth calculator, the term deposit calculator and the RRSP calculator. Users can also apply online for a Citizens Bank bank account, mortgage account, loan or Visa card.
- Links to various auction, book, gift, sporting goods and other product related websites with a customized search engine allowing users to locate websites that sell particular products.
-     Online  travel  reservation  and  quotation  service.
At this time, the Company is able to offer all of these services, with the exception of its real-time stock quotes, at no costs to users. The Company does charge a fee for access to its real-time stock quotes ($0.03 per quote). Quotes can be purchases in blocks of 100 ($3.00), 200 ($6.00), 300 ($9.00), 400
($12.00)  or  500  ($15.00).
The Company pays various fees for electronic data feeds from financial data resellers linked to various stock exchanges. Once this data is received by the Company, it can be interpreted, formatted and bundled for redistribution to its customers. The Company is able to provide and sell data to its subscribers in almost any format they require. At present, the Company charges its subscribers between $300 and $3,000 per month for this custom service, depending on the services and information required. In connection with this redistribution of data to its customers, the Company is able to provide advanced programming, for an additional fee, so that the particular customer can effectively utilize that data in any manner that the customer requires.
In addition, the Quotes Canada Website provides computer and software development services including custom server configuration, mission-critical application development, database design and implementation, advanced Cold Fusion, C++ and Java application development, high-traffic website hosting and administration and business to business consulting.
On November 4, 1999, the Company announced the initial launch of MoneyChallenge.Com (the "MoneyChallenge Website"), an online, interactive fantasy investment game (www.moneychallenge.com). Following the initial launch, the Company decided to upgrade the performance of the MoneyChallenge Website. The new code to implement the upgraded website has been completed, and following installation of the high speed data feed, the Money Challenge Website will be operational. The Company anticipates that the full launch of MoneyChallenge.Com will take place during March, 2000. The MoneyChallenge Website will offer users the chance to exercise their investing abilities by trading US stocks using $100,000 virtual dollars. The user with the highest net worth at the end of each month is eligible to win cash and prizes for various sponsors and advertisers. The Company generates revenues from the MoneyChallenge Website through sponsorship, advertising and software licensing. In addition, MoneyChallenge.Com offers an online discussion forum, online investing tips and Frequently Asked Questions (FAQs).

On January 24, 2000, the Company announced the launch of a new website, www.silentbrowser.com ("SilentBrowser.Com"), which will enable web users to protect their privacy online with anonymous web surfing. When users visit websites without the benefit of a product like SilentBrowser.Com, they risk dissemination of personal information (for example address, phone number, credit card number) and information about their web surfing habits. SilentBrowser.Com acts as a shield between the user and the sites he or she visits, concealing confidential and personal information. In addition, SilentBrowser.Com is able to block hostile Internet programs that may be embedded in web pages and which may damage the user's computer. At present, SilentBrowser.Com is available as a free service. The Company does anticipate that a user fee of $5 - $10 per month will be instituted by March 1, 2000.
The Quotes Canada Website uses WebTrends traffic software. WebTrends allows the web server to collect valuable demographics from the Quotes Canada Website's users. All user activity is logged and can be graphed to reveal growth, system usage, popular features, computers being used to access the Quotes Canada Website. The Company intends to use these statistics to develop new products and services.
Quotes Canada does not intend to host any retail merchandise directly through the Websites, but rather intends to generate revenue through commissions from sales generated by links from the Websites to other retailers' websites. Quotes Canada does not intend to make these commissions a primary source of revenue. The Company anticipates that subscriptions for its services and advertisements on the Websites will generate the majority of its revenue.
The Quotes Canada Website offers a targeted advertising medium for small and medium-sized companies. Advertising banners and sponsorship buttons will be rotated regularly to appear on web pages hosted by Quotes Canada. Banners consist of a set size graphical image designed by the advertiser or Quotes
Canada, which allows users to access the advertiser's website, products and services by clicking on the banner. All advertising on the Websites is currently arranged by ClickThrough.Ca. Advertising space can be purchased in the form of impressions or page views. Advertisers can check statistics on their advertisements 24 hours per day. The cost of an advertisement impression ranges from $0.01 to $0.06 per impression.
Strategic  Relationships
Quotes Canada has recently entered into several strategic relationships with other Internet content providers and data feed providers.
(a)     ClickThrough.Ca  Agreement
        --------------------------
On September 17, 1999, Quotes Canada entered into a one year agreement (with a one year renewal provision) with ClickThrough.Ca, a company specializing in online advertising. Pursuant to the agreement, ClickThrough.Ca will manage available advertising space on the Quotes Canada Website, and through its trained advertising sales force, will market and sell advertisements to advertisers on behalf of Quotes Canada, thereby increasing Quotes Canada's advertising revenues while concurrently bringing new advertisers to the Quotes Canada Website. In consideration of its services, ClickThrough.Ca will retain between 40% and 50% of the advertising revenues that are generated from advertisements on the Quotes Canada Website.

(b)     ON24  Inc.  Affiliate  Agreement
        --------------------------------
On July 1, 1999, Quotes Canada and ON24 Inc. ("ON24") entered into an Affiliate Agreement (the "Affiliate Contract") for a one year term. ON24 is streaming media services company that develops and distributes corporate news and information on the Internet. Under the Affiliate Contract, Quotes Canada will provide ON24's syndicated newsfeed exclusively on the Quotes Canada Website. ON24's news content includes CEO interviews, quarterly earnings reports, company news, product launches and other related information targeted to online investors. ON24 has relationships with websites such as SNAP.com, Quote.com, Internet.com, Earthweb, Stockmaster and Comtex. In consideration for ON24's services, Quotes Canada must distribute ON24's news feed in a prime location on the Quotes Canada Website.
(c)     Citizens  Bank  of  Canada
        --------------------------
On August 17, 1999, Quotes Canada entered into a Web Linking Agreement with Citizens Bank of Canada ("Citizens Bank'), a on-line banking company in Canada. Under the Web Linking Agreement, Quotes Canada will provide Citizens Bank with delayed financial data in the form of co-branded stock charts, stock and mutual fund quotes and historical stock quotation data. Citizens Bank will in turn provide Quotes Canada with on-line banking applications, mortgage rates, interest rates and other banking related information, as well as a number of financial calculators. Quotes Canada will derive revenues for each approved bank account application, Visa card application, loan application and mortgage application, in the form of fees payable by Citizens Bank as follows:
(i)     Approved  Account  Application:  $15
(ii)     Approved  and  Funded  Mortgage  Application:  10 basis points of funds advanced pursuant to the Mortgage Application (a one-time payment, not a recurring fee)
(iii)     Approved  Visa  Application:  $15
(iv)     Approved  and  Funded  Loan  Application:  $15
Either party has the right to terminate the Web Linking Agreement upon five (5) days notice to the other party or upon a material breach of the Web Linking Agreement by either party.
(d)     InfoSpaceCanada.Com  Agreement
        ------------------------------
On August 31, 1999, Quotes Canada entered into an agreement with InfoSpaceCanada.Com ("InfoSpace") (the "Distribution Agreement"), a specialist in syndicating new, current event and other informative content through partners including Netscape, Lycos, the Wall Street Journal, Microsoft, CBS and ABC, among others. InfoSpace is an aggregator and integrator of such content services for syndication to a broad network of affiliates, including existing and emerging Internet portals, destination sites and suppliers of PCs and other Internet access devices, such as cellular phones and pagers. InfoSpace gathers content from multiple sources and integrates it to increase its value, thereby serving as a single source of value-added content. Pursuant to the Distribution Agreement, InfoSpace has granted Quotes Canada the right to include on the Quotes Canada Website links which enable "point and click" access to locations on the InfoSpace websites. In return, Quotes Canada has granted InfoSpace (among other rights) the right to include on the InfoSpace websites links which enable "point and click" access to locations of the Quotes Canada Website and the right to sell and serve banner advertising on its co-branded pages. As a result, Quotes Canada will be in a position to offer a range of online information, including search directories, telephone directories, classified listings and real estate listings. Pursuant to the Distribution Agreement, and commencing October 1, 1999, Quotes Canada pays a monthly fee to InfoSpace in the amount of $500. The Distribution Agreement is for a term of three years with automatic one year renewal provisions.

(e)     ExactTrade.Com  Agreement
        -------------------------
On  October  27,  1999,  Quotes  Canada  entered  into  an  agreement  with
ExactTrade.Com, an online Canadian brokerage service. ExactTrade.com is a Rampart Securities, Inc. company. Rampart is a full-service investment dealer based in Toronto, Ontario, Canada, with branch offices in Calgary, Alberta, Canada and Fredericton, New Brunswick, Canada, and structures and syndicates underwritings, private placements, joint ventures, mergers and acquisitions in various industries. Pursuant to the agreement, Quotes Canada will provide ExactTrade.Com with financial data in the form of stock quotes, stock charts, most active stocks, historical data and other related data services (the
"Data"). In return, on every page of ExactTrade.Com's website utilizing the Data, ExactTrade.Com will display a logo (supplied to it by Quotes Canada) hyperlinked to the Quotes Canada Website. The agreement is for a term of one year with automatic one year renewal terms unless one party provides written notice electing to end the agreement at the end of the most current term.
(f)     MostActives.Com
        ---------------
On November 23, 1999, the Company entered into a Co-Branding Agreement with MostActives.Com, an online discount brokerage firm operated by the Benson York Group in New York. The Co-Branding Agreement will provide users of MostActives.Com with the MoneyChallenge.Com service, and the Company anticipates that the Co-Branding Agreement will increase the MoneyChallenge Website subscriber base, advertising revenues and sponsors. The MoneyChallenge Website will be accessible through the Company's Website.
(g)     Agreement  with  Internet  Gateway
        ----------------------------------
Since June, 1999, the QuotesCanada.Com web server has been located at Internet Gateway, whose address is 8th Floor - 889 West Pender Street, Vancouver, BC. The agreement with Internet Gateway enables the Quotes Canada Website to access high speed Internet at affordable prices. Internet Gateway has a secure computer environment with air conditioning and alarmed premises. The QuotesCanada.Com server is connected to a 155 mega bit OC3 data connection, which enables users to access the Websites quickly, responsively and reliably. The Company pays a monthly fee of $400 to Internet Gateway for these services.

Intellectual  Property
The Company has applied for trademark protection in Canada and the United States for "EarthRamp.Com" and "Quotes Canada Financial Network Inc.". The Company has also made a trademark application for QuotesCanada.Com" in Canada only. In addition, the Company has secured the registration of the domain names "Earthramp.Com", "QuotesCanada.Com", "MoneyChallenge.com" and "SilentBrowser.Com" with Network Solutions, Inc. (Internet).
Employees
As at January 24, 2000, the Company employs 7 people (four management team members, two programmers and one secretary). In total, the Company currently pays $18,500 in salaries per month to its employees.
Plan  of  Operation  for  the  Next  12  Months
Quotes Canada's current focus is the creation and distribution of proprietary finance-related software called Day Trader Pro Streamer ("Day Trader"), which will enable stock investors to easily access live, real-time, tick by tick quotations for North American equities. The Company anticipates that Day Trader and will be available through the Quotes Canada Website during the second quarter of this year, at a subscription cost of approximately $20 per month. By August 1, 2000, Day Trader will be expanded to provide live news streamers to its subscribers at an additional cost of between $30 - $50 per month. In addition, the Company anticipates that its US and Canadian stock and mutual fund discussion forum will be available on the Quotes Canada Website by the end of March, 2000. Subscribers will be able to download the application from the Quotes Canada Website at no cost. In order to raise revenue to support this discussion forum, the Company intends to sell advertising at the forum site. In addition to the Company's present strategic relationships, the Company intends to enter into similar relationships with other Internet content providers and data feed providers in order to purchase data from such providers. Over the next two months, the Company intends to provide its clients with access to valuable content and to provide quotations for a broad range of consumer products and services, including the following:
- Corporate Capsules database of over 8,500 publicly traded companies containing names, addresses, contacts, phone numbers and other information;
-     RealTime  US  stock  quotes;
-     Headline  news;
-     Financial  news  for  Canadian  and  US  companies;
-     Home,  life,  business  and automobile insurance quotations (US only); and
-     Automobile  purchase  quotations  (US  only).

During the month of February, 2000, the Company intends to upgrade and improve the Websites, making them more accessible and easier to use.
Research  and  Development
Syndicated data is still in its infancy, and only a few companies have been able to create data sources that are easily integrated into websites. The Company's research indicates that its competitors are still using primitive re-distribution methods; however, complete automation of the Quotes Canada Website has been achieved through the development and implementation of software applications that read information from the data source and then re-format the data in a manner that makes it useful to end users. In January, 2000, the Company was licenced by the Canadian Exchange Group to obtain and re-distribute real-time stock quotes.
The Company recognized a need for quality financial tools, a market that sees continuous growth, and the Internet allows content providers such as QuotesCanada.Com the ability to distribute products and services to the public at a low cost. The creativity of staff and in house programmers is key to developing products and services that are desirous to Internet users. It appears that Internet market research companies contradict each other and produce statistical surveys which differ enormously.
The Company, through its subsidiary Quotes Canada, has researched and developed marketable products and services over the past year, and has expended approximately $80,000 in this regard. Although future research and development is dependent upon market direction, the Company anticipates that it will spend approximately $200,000 per year on research and development.
Acquisition  of  Equipment
The Company is currently assessing its equipment needs, and anticipates that it will purchase new computer equipment in the form of servers and workstations over the next 12 months. The Company expects to spend approximately $150,000 in upgrading its current equipment and purchasing new equipment.
Anticipated  Changes  in  Number  of  Employees
The Company is currently in the process of hiring graphic artists, computer programmers, marketing staff and sales staff. Within the next 30 days, the Company intends to hire 2 programmers (4 programmers in total by December 31, 2000), 2 salespeople (4 salespeople total by December 31, 2000). In addition, it is the Company's intention to hire a person to market the Websites by the end of February, 2000. The Company is currently searching for 2 graphic artists and a receptionist to hire immediately. The Company also anticipates hiring a finance journalist, a media relations specialist and an officer manager by the end of December 31, 2000. In the future, the Company intends to hire financial analysts, journalists, content creators, customer support and website developers. The Company anticipates that its staff size will triple over the next 12 months.

Securities  and  Exchange  Commission's  Public  Reference
Any member of the public may read and copy any materials filed by the Company with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
Forward Looking Statements And Material Risks In The Company's Business Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward looking statements include any projections or estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.
Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. The Company cautions the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating the Company, its business and any investment in the Company, readers should carefully consider the Company's ability to:
(h)     provide  unique  and  compelling  content  to  Internet  users;
(i)     successfully  market  and  sell  advertising;
(j) effectively develop new and maintain existing relationships with advertisers, content providers, affiliates, sponsors and business customers;
(k) continue to develop and upgrade its technology and network infrastructure;
(l)     respond  to  competitive  developments;
(m) successfully introduce enhancement to existing services to address new technology and standards; and
(n)     attract,  retain  and  motivate  qualified  personnel.
Other factors to be considered in evaluating the Company, its business and any investment in the Company follow.

Limited  Operating  History
Because the Company changed its operations to that of an Internet-based technology company in November, 1999, it has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets similar to those faced by the Company. Some of these risks and uncertainties relate to the Company's ability to attract and maintain a large base of subscribers for the Websites, develop and introduce desirable services and original content for its subscribers, establish and maintain strategic alliances and relationships with content providers, affiliates and sponsors, establish and maintain relationships with advertisers and advertising agencies, respond effectively to competitive and technological developments, build an infrastructure to support the Company's business, provide compelling and unique content to Internet users, successfully market and sell advertising, effectively develop new and maintain existing relationships with advertisers, content providers, business customers and advertising agencies, continue to develop and upgrade the Company's technology and network infrastructure, respond to competitive developments, successfully introduce enhancements to the Company's existing products and services with a view to addressing new technologies and standards, and attract, retain and motivate qualified personnel. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition. In addition, the Company's operating results are dependent to a large degree upon factors outside the Company's control, including the availability of compelling information and content for the Websites and the continued use of the Internet as a source of financial, news and other information. There are no assurances that the Company will be successful in addressing these risks, and failure to do so may adversely affect the Company's business.
History  of  Losses
In the past the Company has incurred substantial net losses. For the year ended October 31, 1999, the Company showed losses of $185,112. The Company also has an accumulated deficit of $1,593,938. The Company's ability to generate significant revenues is uncertain. As its business evolves, the Company expects to introduce a number of new products and services. With respect to current and future product and service offerings, the Company expects to significantly increase its marketing and operating expenses in an effort to increase its customer base, enhance its brand image and support its infrastructure. In order for the Company to make a profit, its revenues will need to increase significantly to cover these and other future costs. The Company may not generate such or any revenue on a quarterly or annual basis in the future. The Company's short and long-term prospects depend upon its ability to attract both paying subscribers and advertisers to the Websites, to develop its existing strategic relationships and to generate new relationships with content providers. The Company has projected that a significant portion of its revenues will be generated from subscriptions for the Websites, online-based services and advertising. Accordingly, the Company's success is highly dependent on such subscriptions, services and advertisements, and the Company may never generate significant revenues if it does not establish a sufficient subscriber base, brand image and advertising pool.

Need  for  Additional  Financing
Based on its current operating plan, the Company anticipates that it will require additional financing in order to finance its continue operations and to increase the promotion and marketing of its products and services. On January 20, 2000, the Company announced that it arranged a non-brokered private placement of 1,000,000 units at $1.00 per unit in order to secure the requisite additional financing. This private placement is subject to regulatory approval by the CDNX. Despite this private placement, the Company may need additional capital or the Company may need to raise additional capital sooner to fund its continued operations and its anticipated growth, to develop new or enhanced services or to respond to competitive pressures.
The Company's ability to continue in business depends upon its continued ability to obtain such additional capital and financing. There can be no assurance that any such financing would be available upon terms and conditions acceptable to the Company, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could have a material adverse effect upon the Company. Although the Company believes that it can raise financing sufficient to meet its immediate needs, it will require funds to finance its development and marketing activities in the future. There can be no assurance that such funds will be available or available on terms satisfactory to the Company. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale back or eliminate its promotional and marketing campaign or its development programs. Inadequate funding also could impair the Company's ability to compete in the marketplace and could result in its dissolution.
Marketing
The Company has not incurred any significant advertising, sales or marketing expenses to date. To increase awareness of the Company's online products and services and its Website, the Company expects to spend significantly on advertising, sales and marketing in the future. If the Company's marketing strategy is unsuccessful, it may not be able to recover these expenses or generate or increase its revenues from operations. The Company will be required to develop a marketing and sales campaign that will effectively demonstrate the advantages of its services and products. The Company's marketing and selling experience of its services and products to date is very limited. The Company may also elect to enter into agreements or relationships with third parties regarding the promotion or marketing of its products and services. There can be no assurance that the Company will be able to establish adequate sales and marketing capabilities, that it will be able to enter into marketing agreements or relationships with third parties on financially acceptable terms or that any third parties with whom it enters into such arrangements will be successful in marketing and promoting the Company's services and products.
Acceptance  of  the  Company,  its  Products  and  Services
The Company's success is dependent upon achieving significant market acceptance of the Websites and the online products and services offered by the Company, by Internet consumers, advertisers, affiliates, sponsors and content providers. It cannot guarantee that Internet consumers, advertisers, affiliates, sponsors and content providers will accept the Websites or the Company's products and services, or even the Internet, as a replacement for traditional sources of financial data, travel information, entertainment information, educational material, sports data and audio/video content. Market acceptance of real-time financial data, travel information, entertainment information, educational material, sports data and audio/video content depends upon continued growth in the use of the Internet generally and, in particular, as a source of financial data, travel information, entertainment information, educational material, sports data, URL databases and audio/video content for consumers. The Internet may not prove to be a viable channel for these services because of inadequate development of necessary infrastructure, such as reliable network backbones, or complimentary services, such as high-speed modems and security procedures, the implementation of competitive technologies, government regulation or other reasons. Failure to achieve and maintain market acceptance of the Websites and the Company's products and services would seriously harm the Company's business and its continued operations.

Acceptance of the Company and its products and services depends on the success of its advertising, promotional and marketing efforts and the ability to continue to provide high-quality information to its users of its products and services. To date, the Company has not spent any considerable amount on marketing, advertising or promotional efforts. To increase awareness of its products and services, the Company expects to spend a significant amount on promotion, marketing and advertising in the future. If these expenses fail to develop an awareness of the Company's products and services, these expenses may never be recovered and the Company may never be able to generate future revenues. In addition, even if awareness of its products and services increases, the Company may not be able to increase or maintain the number of users of the Websites, its products and services.
Reliance  upon  Technology  and  Computer  Systems
The markets in which the Company competes are characterized by rapidly changing technology, evolving technological standards in the industry, the creation of competing websites, frequent new products and service offerings and changing consumer demands. The Company's future success will depend on its ability to adapt to these changes and to continuously improve the performance, features and reliability of the Websites and its products and services in response to competitive services and products and the evolving demands of the marketplace, which it may not be able to do. Specifically, the Company's ability to continue its operations in the future will depend on its ability to (i) provide current financial data and news in a timely fashion, (ii) build and maintain a base of subscribers willing to pay for the Company's products and services, (iii) build a sufficient pool of advertisers, and (iv) develop new products and services to meet consumer demand. In addition, the widespread adoption of new internet telecommunications technologies or other technological changes could require the Company to incur substantial expenditures to modify or adapt its services or infrastructure, which might impact its ability to become or remain profitable. Any failure by the Company to anticipate or respond rapidly to technological advances, new products and enhancements, or changes in customer requirements could have a material adverse effect on the Company.
The Quotes Canada Website, and eventually the Company's Website, once expanded, utilizes sophisticated and specialized network and computer technology. The Company anticipates that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain its competitiveness. Significant capital expenditures may be required to keep its technology up to date. Investments in technology and future investments in upgrades and enhancements to software for such technology may not necessarily maintain the Company's competitiveness. The Company's business is highly dependent upon its computer and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect upon the Company. If the Company cannot operate its website 24 hours a day seven days per week with limited interruptions, its business may be seriously harmed. The Websites may be required to accommodate a high volume of traffic and deliver frequently updated information. It may experience slower response times or system failures due to increased traffic on the Websites or on the Internet. The Websites users and members depend on Internet service providers and other website operators for access to the Websites. These providers and operators have experienced significant outages in the past and there can be no assurance that such outages or other problems will not occur in the future. Any interruptions in the operation of the Websites however caused could have a material adverse effect upon the Company.
Services based on sophisticated software and computer systems often encounter developmental delays, and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure causing interruption in the availability of content or an increase in response time could result in a loss of potential or existing business services, users, advertisers or content providers, and if sustained or repeated, could reduce the attractiveness of the Websites to these individuals and entities. In addition, because the Company's advertising revenues are directly linked to the number of advertisements delivered by the Company to users, system interruptions that result in the unavailability of or slow response times to the websites would reduce the number of advertisements delivered, thereby reducing revenues.
Conversely, a sudden, significant increase in traffic to the Websites could strain the capacity of the software, hardware and telecommunications systems utilized by the Company, possibly leading to slower response times or system failures. The Company's operations are dependent upon the receipt of timely feeds from the content providers, and any failure or delay in the transmission or receipt of the feeds could disrupt the Company's operations. Response to Technological Change
The Company's market is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. If the Company fails to respond rapidly to technological developments, its business may be adversely affected. The emerging character of these products and services and their rapid evolution will require the Company to:
(o)     effectively  use  leading  technologies;
(p)     continue  to  develop  its  technological  expertise;  and
(q) enhance its current services and continue to improve the performance, features and reliability of its network infrastructure.

Competition
The Company competes with companies such as Inktomi Corp. (www.inktomi.com) and iSyndicate, Inc. (www.isyndicate.com), who, like the Company, provide syndicated data. The markets the Company competes in are new, intensely competitive and rapidly changing.
Many of the Company's competitors are substantially larger than the Company and have significantly greater financial resources and marketing capabilities than the Company, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their products and services better, faster and/or cheaper than the Company. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition. In addition, there can be no assurance that the Company will be able to compete successfully against its present or future competitors.
The Company's ability to compete successfully will require it to develop and maintain technologically advanced products and services, attract and retain highly qualified personnel, obtain a significant customer base, whether alone or with third parties. There can be no assurance that the Company will achieve these objectives. Failure to do so would have a materially adverse effect on its business, operating results and financial condition. Furthermore, the Company's potential products and services, if successfully developed, will compete directly with other existing and subsequently developed products using competing technologies. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective and commercially desirable than those developed or marketed by the Company or that would render the Company's technology and products non-competitive. Failure of the Company's potential products to compete successfully with products using competing technologies will have a material adverse effect on the Company's business, operating results and financial condition.
Uncertain  Ability  to  Manage  Growth
The Company's ability to achieve its planned growth is dependent upon a number of factors including, but not limited to, its ability to hire, train and assimilate management and other employees, the adequacy of the Company's financial resources, the Company's ability to identify and efficiently provide and perform such new products and services as the Company's customers may require in the future and its ability to adapt its own systems to accommodate its expanded operations. In addition, there can be no assurance that the Company will be able to achieve its planned expansion or that it will be able to manage successfully such expanded operations. Failure to manage anticipated growth effectively and efficiently could have a material adverse effect on the Company.
Dependence  Upon  Key  Personnel
The Company considers that any of the Company's management team and other key personnel, including J.E. Charlesworth, Thomas Boychuk. Glen Dickson and Paul Dickson (the "Key Personnel"), are vital to the Company's continued operations. The loss of the services of any of the Key Personnel or other employees, for any reason, may have a materially adverse effect on the prospects of the Company. Although the Company believes that the loss of any of the Key Personnel will not have a materially adverse impact upon the Company, there can be no assurance in this regard, nor any assurance that the Company will be able to find a suitable replacement for such persons. Furthermore, the Company does not maintain "key man" life insurance on the lives of the Key Personnel or any other officers of the Company. To the extent that the services of any of the Key Personnel become unavailable, the Company will be required to retain other qualified persons; however, there can be no assurance that it will be able to employ qualified persons upon acceptable terms.

J.E. Charlesworth provides management services to the Company at a rate of $1,000 per month, pursuant to an oral agreement with the Company. Thomas Boychuk also provides the Company, and provides management services and investor relations services to the Company at a rate of $2,000 per month, pursuant to an oral agreement with the Company. The contracts with both Mr. Charlesworth and Mr. Boychuk are "month to month" and can be terminated by either party on one months' notice.
The Company's business is labour intensive and places significant importance on its ability to recruit and retain technical and professional personnel. The success of the Company is therefore dependent upon its ability to identify, hire and retain additional qualified personnel, for whose services the Company will be in competition with other prospective employers, many of which may have significantly greater resources than the Company. Additionally, demand for qualified personnel conversant with certain technologies is intense and may outstrip supply as new and additional skills are required to keep pace with evolving telecommunications technology. There can be no assurance that the Company will be able to hire and, if so, retain such additional qualified personnel. Failure to attract and retain such personnel could have a material adverse effect upon the Company.
"Penny  Stock"  Rules
The Company's common shares are subject to rules promulgated by the SEC relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell the Company's common shares and may affect the secondary market for the Company's common shares. These rules could also hamper the Company's ability to raise funds in the primary market for the Company's common shares. Government Regulation
Although there are few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere governing issues such as music licensing, broadcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and retransmission activities.

The adoption of restrictive laws or regulations could slow Internet growth or expose the Company to liability associated with content available on the Websites. The application of existing laws and regulations governing Internet issues such as property ownership, libel, defamation, content, taxation and personal privacy is also uncertain. The majority of such laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.
Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease demand for the Websites and services, increase its cost of doing business or otherwise have a materially adverse effect on its success and continued operations. Laws and regulations may be adopted in the future that address Internet-related issues, including online content, user privacy, pricing and quality of products and services. The growing popularity and use of the Internet has burdened the existing telecommunications infrastructure in many areas, as a result of which local exchange carriers have petitioned the FCC to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on the Internet service providers. The Company cannot guarantee that the United States, Canada or foreign nations will not adopt legislation aimed at protecting Internet users' privacy. Any such legislation could negatively affect the Company's business. Moreover, it may take years to determine the extent to which existing laws governing issues like property ownership, libel, negligence and personal privacy are applicable to the Internet. Liability for Website Information
The Company may be subjected to claims for negligence, copyright, patent, trademark, defamation, indecency and other legal theories based on the nature and content of the materials that it broadcasts. Such claims have been brought, and sometimes successfully litigated, against Internet content distributors. In addition, the Company could be exposed to liability with respect to the content or unauthorized duplication or broadcast of content. Although it maintains general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed. In addition, although the Company generally requires its content providers to indemnify it for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could adversely affect our business.
Limited  Protection  for  Intellectual  Property
While the Company is investigating the possibilities of patent, copyright and trademark registration and protection for its intellectual property, no such protection has yet been applied for (excepting the domain registration of the names "www.earthramp.com" and "www.quotescanada.com" and the application for trademark registration of the names Earthramp.com Communications Inc. and Quotes Canada Financial Network Ltd.) or granted. There is no assurance that such registration or protection will be available, and therefore the Company may have little or no protection for its intellectual property assets, comprising the main business assets of the Company.

The Company's financial data, business tools and consumer products and its other intellectual property are important to the Company's continued operations and success. The Company's efforts to protect this intellectual property may not be adequate. Unauthorized parties may infringe upon or misappropriate its financial data, business tools and consumer products or other proprietary information. In the future, litigation may be necessary to protect and enforce the Company's intellectual property rights or to determine the validity and scope of its intellectual property, which could be time consuming and costly. The Company could also be subject to intellectual property infringement claims as the numbers of competitors grows. These claims, even if not meritorious, could be expensive and divert the Company's attention from its continued operations. If the Company becomes liable to any third parties for such claims, it could be required to pay a substantial damage award or to develop comparable non-infringing intellectual property and systems.
Misappropriation  of  Intellectual  Property
The Company's actions to protect its trademarks and other proprietary rights may be inadequate. In addition, it is possible that the Company could become subject to infringement actions based upon content it may license from third parties. Any of these claims, with or without merit, could subject the Company to costly litigation and the diversion of its financial resources and technical and management personnel. Further, if such claims are successful, the Company may be required to change its trademarks, alter the content of its websites and pay financial damages. Despite the Company's efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use the Company's solutions or technologies.
If third parties prepare and file applications in the United States that claim trademarks used or registered by the Company, it may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs. An adverse outcome in litigation or privity proceedings could require the Company to license disputed rights from third parties or to cease using such rights. Any litigation regarding the Company's proprietary rights could be costly and divert its attention, result in the loss of certain of its proprietary rights, require the Company to seek licenses from third parties and prevent it from selling its services, any one of which could adversely affect the Company's business.
Misappropriation  of  Proprietary  Rights
The Company may not be able to prevent misappropriation of its proprietary information and that agreements entered into for that purpose may not be enforceable. It might be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization. The laws of some countries may afford the Company little or no effective protection of its intellectual property.

Insider  Control  of  Common  Stock
As of January 24, 2000, directors and executive officers beneficially owned approximately 29% of the outstanding Common Shares. As a result, these shareholders, if they act as a group, will have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control.
Dependence Upon New and Continued Relationships with Content Providers At present, the Company has a limited number of relationships with content providers, sponsors and affiliates. The Company's success depends significantly on its ability to maintain these existing relationships and to build new relationships with other content providers, sponsors and affiliates. The Company cannot ensure that it will be able to maintain such relationships and continue to obtain the necessary content.
The Company's future success depends upon its ability to deliver compelling content over via the Websites. The Company relies on third party content providers for compelling and entertaining content. The Company's ability to maintain and build relationships with content providers, affiliates and sponsors is critical to its success. The Company's agreements with third party content providers, sponsors and affiliates may not be renewed or may be terminated prior to the expiration of their terms if the Company does not fulfil its contractual obligations. The Company's inability to secure licenses from content providers or performance rights or the termination of any number of content provider agreements would decrease the availability of content that it can offer users. Such inability or termination may result in decreased traffic on the Websites and, as a result, decreased advertising revenue, which could adversely affect the Company's business.
The Company's agreements with certain of its content providers are nonexclusive, and many of its competitors offer, or could offer, content that is similar to or the same as that obtained by the Company from such nonexclusive content providers. Such direct competition could adversely affect the Company's business.
Market for the Company's Securities and Possible Volatility of Share Prices The trading price of the Company's Common Shares has been and may continue to be subject to wide fluctuations. Trading prices of the Common Shares may fluctuate in response to a number of factors, many of which are beyond the Company's control. In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained. These broad market and industry factors may adversely affect the market price of the common shares, regardless of the Company's operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for the Company and a diversion of management's attention and resources.
Limited  Liability  of  Directors,  Officers  and  Others
The Company's articles contain provisions limiting the liability of officers and directors of the Company for all acts, receipts, neglects or defaults of themselves and all other officers or directors of the Company or for any other loss, damage or expense happening to the Company which shall happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against officers and directors of the Company and may discourage or deter the Company's shareholders from suing officers and directors of the Company based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.
Dilution  and  Dividend  Policy
The grant and exercise of warrants of creditors or otherwise or stock options would likely result in a dilution of the value of the Company's common shares. Moreover, the Company may seek authorization to increase the number of its authorized shares and to sell additional securities and/or rights to purchase such securities at any time in the future. Dilution of the value of the common shares would likely result from such sales.
Anti-Takeover  Provisions
At the present time, the Company's Board of Directors has not adopted any shareholder rights plan or any anti-takeover provisions in its Articles.
ITEM  2     DESCRIPTION  OF  PROPERTY
The Company's executive office is located at Suite 601 - 889 West Pender Street, Vancouver, British Columbia, V7X 1L3 (the "Premises"). Through its wholly owned subsidiary, Quotes Canada, the Company has entered into a lease agreement to lease the Premises, which is approximately 2243 square feet in size, at a base rent of $20,900 per year (monthly instalments of $1,741.66), plus the Company's proportionate share of building and office operating costs and municipal tax costs. The lease is scheduled to commence on April 1, 2000 for a three year term ending March 31, 2003; however, the Company took possession of the Premises on January 17, 2000 on a rent-free basis until April 1, 2000. The Premises will house all of the Company's executive and administrative offices.
ITEM  3     LEGAL  PROCEEDINGS
There are no pending legal proceedings to which the Company or its subsidiary is a party or of which any of their respective property is the subject. There are no legal proceedings to which any director, officer or affiliate of the Company or its subsidiary, or any associate of any such director, officer or affiliate of the Company or its subsidiary is a party or has a material interest adverse to the Company or its subsidiaries.

ITEM  4     CONTROL  OF  THE  COMPANY
To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.
To the best of the Company's knowledge, other than those persons listed below, no person beneficially owns more than 10% of any class of the Company's voting securities. There were 6,706, 142 common shares issued and outstanding as of January 24, 2000. The following table sets forth, as of January 24, 2000: (1) persons known to the Company to be the owner of more than ten (10%) of the Company's common shares; and (2) the total amount of Company's common shares beneficially owned by the officers and directors of the Company as a group.

   NAME       IDENTITY OF PERSON
              OR GROUP               AMOUNT OWNED (4)     PERCENT OF CLASS (1)
  --------     ----------------     --------------------  --------------------
 Refima AG     10% shareholder       1,270,000                18.9%
              ---------     ---------------     ---------     -----
Officers and
Directors       N/A                  1,971,146(2)(3)          29%

     (1) There were 6,706,142 common shares issued and outstanding as of January 24, 2000.
(2) Of these shares 399,200 are held in trust by Pacific Corporate Trust Company on behalf of two of the current Directors of the Company. The Company is in the process of cancelling a further 199,600 escrow shares currently held in trust by Pacific Corporate Trust on behalf of Leo King, as he resigned as a Director on January 17, 2000.
(3) Pending regulatory approval, the Company anticipates that it will issue an aggregate of 1,526,200 additional escrow shares (the "Additional Escrow Shares") to the existing Officers and Directors as a group. Prior to the issuance of the Additional Escrow Shares, John Charlesworth and Thomas Boychuk each held 199,600 escrow shares (the "Existing Escrow Shares").
     (4) The Company believes that all persons hold legal title and has no knowledge of actual ownership.
There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.
ITEM  5     NATURE  OF  TRADING  MARKET
The Company's common shares trade on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange ("CDNX"). The Company's symbol is ERA and its CUSIP number is 27032X102. The Company's registrar and transfer agent is Pacific Corporate Trust, Suite 830 - 625 Howe Street, Vancouver, British Columbia, Canada (telephone (604) 689-9853, facsimile (604) 689-8144).
The Company has no established trading market in the United States. The high and low trades on the CDNX (formerly the VSE) for the periods referenced below were as follows:

QUARTER ENDED        HIGH      LOW     VOLUME
-------------        ----      ---     ------
April  30,  1997     $0.55     $0.24     397,167
----------------     -----     -----     -------
July  31,  1997      $0.45     $0.13     360,701

October  31,  1997   $0.20     $0.14      77,100
January  31,  1998   $0.16     $0.11     122,000
April  30,  1998     $0.20     $0.11      62,400
July  31,  1998      $0.15     $0.11      38,100
October  31,  1998   $0.06     $0.04      11,295
January  31,  1999   $0.08     $0.05      26,700
April  30,  1999     $0.12     $0.04      30,800
July  31,  1999      $0.50     $0.15     434,750
October  31,  1999   $0.80     $0.21   3,117,450
December  31,  1999  $0.80     $0.35   1,054,500

As of January 24, 2000, the registrar and transfer agent for the Company reported that there were 6,706,142 common shares issued and outstanding. Of those common shares issued and outstanding, 5,354,888 common shares were registered to Canadian residents (30 shareholders), 62,254 common shares were registered to residents of the United States (3 shareholders) and 1,289,000 common shares were registered to residents of other foreign countries (2 shareholders).
ITEM 6 EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "ITEM 7 - TAXATION".
Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the Articles of the Company or other constituting documents of the Company on the right of foreigners to hold or vote common shares or other securities of the Company. The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian (other than an "American" as defined in the Investment Canada Act) would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the outstanding common shares of the Company (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the outstanding common shares of the Company) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company's common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

     1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
     2. acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and
     3. acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.
The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in the Company's common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $172 million.
ITEM  7          TAXATION
Certain  Canadian  Federal  Income  Tax  Consequences
The following is a general summary of the principal Canadian federal income tax consequences applicable to a holder of the Company's common shares who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his/her common shares in connection with carrying on a business in Canada (a "US Resident Holder"). This general summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Revenue Canada Taxation, and all specific proposals (the "Tax Proposals,') to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. THE FOLLOWING IS A GENERAL DISCUSSION ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF THE COMPANY'S COMMON SHARES. SHAREHOLDERS SHOULD CONSULT THEIR OWN ATTORNEY, ACCOUNTANT OR TAX ADVISER CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN COMMON SHARES OF THE COMPANY.

Dividends
Dividends paid on the Company's common shares to a US Resident Holder will be subject to withholding tax. The Canada-US Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a Canadian corporation (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States owning at least 10% of the voting shares of the company paying the dividend.
Capital  Gains
If the common shares of the Company cease to be listed on a prescribed stock exchange in Canada, a US Resident Holder will be taxable under the ITA on the disposition thereof, unless an exemption from such tax is available under the Treaty.
No tax under the ITA will be payable on a capital gain realized on common shares of the Company disposed of by a US Resident Holder by reason of the Treaty unless the value of such common shares is derived principally from real property situated in Canada, or the US Resident Holder is an individual who was a resident of Canada for one hundred twenty months during any period of twenty consecutive years preceding the sale of the common shares and was resident of Canada at some time during the ten years immediately preceding the sale of the common shares and the common shares (or property for which the common shares were substituted in a tax deferred transaction under the ITA) were owned by the individual holder at the time he ceased to be a resident of Canada. However, in such a case, certain transitional relief under the Treaty may be available.
ITEM  8     SELECTED  FINANCIAL  DATA
The selected consolidated financial data presented below for the five year period ended October 31 is derived from the Company's consolidated financial statements which were examined by the Company's independent auditor. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company (including related notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data is presented in Canadian dollars.
Comparability  of  Selected  Financial  Data:
In 1996, the Company acquired certain mineral properties which were explored in 1997 and 1998. In 1999, the Company re-evaluated its properties and decided to abandon most of the said properties. Also in 1999, management pursued a change in business for the Company and subsequent to October 31, 1999, the Company purchased an e-commerce business.



                      SELECTED CONSOLIDATED FINANCIAL DATA(1)(2)
                      ------------------------------------
                             (STATED IN CANADIAN DOLLARS)

                             FISCAL YEAR ENDED OCTOBER 31
                             ----------------------------


                                     1999       1998      1997      1996    1995(3)(4)
                                   ---------  --------  --------  --------  ----------

Revenue . . . . . . . . . . . . .        --        --        --        --          --
                                   ---------  --------  --------  --------  ----------
Direct Costs. . . . . . . . . . .        --        --        --        --          --
                                   ---------  --------  --------  --------  ----------
Operating Expenses. . . . . . . .       106    24,862     2,315        --          --
                                   ---------  --------  --------  --------  ----------
Income (Loss) From Operations . .      (106)  (24,862)   (2,315)       --          --
                                   ---------  --------  --------  --------  ----------
Amortization and Asset Work-down.   111,886     3,496        --        --          --
                                   ---------  --------  --------  --------  ----------
Administrative Expenses . . . . .    73,120    22,611    55,527    80,673      29,534
                                   ---------  --------  --------  --------  ----------
Net Income (Loss) . . . . . . . .  (185,112)  (50,969)  (57,842)  (80,673)    (29,534)
                                   ---------  --------  --------  --------  ----------
Income (Loss) per Common Share. .     (0.05)    (0.01)    (0.02)    (0.06)      (0.02)
                                   ---------  --------  --------  --------  ----------
Total Assets. . . . . . . . . . .   614,059   206,241   258,182    21,483      11,082
                                   ---------  --------  --------  --------  ----------
Long-Term Debt. . . . . . . . . .        --        --        --        --          --
                                   ---------  --------  --------  --------  ----------
Cash Dividends per Common Share .        --        --        --        --          --
---------------------------------  ---------  --------  --------  --------  ----------

1.     The  audited financial information set forth in this  table was prepared and is presented  in  accordance  with  generally  accepted  accounting principles in Canada.
2.     See  ITEM  9  - Management's Discussion and Analysis of Financial Condition and
Results  of  Operations  and  ITEM  9  -  United  States Generally Accepted Accounting
Principles  Reconciliation.
3.     As  at  October  31,  1995, and for the nine months ended October 31, 1995.  In fiscal  1995,  the  Company  changed  its  year  end  from  January  31 to October 31.
4.     A reconciliation to U.S. GAAP for 1999, 1998 and 1997 is included in Note 12 to the  Audited  Consolidated  Financial  Statements.  Significant  differences  include accounting  for  mineral properties and compensation expense related to escrow shares.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. For the past fiscal years ended October 31 and the interim period ended December 31, 1999, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

              YEAR     AVERAGE     LOW-HIGH     YEAR END/PERIOD END
              ----     -------     --------     -------------------
                                        Low $1.346
                   1995     $1.373     High $1.413     $1.369
                   ----     ------     -----------     ------
                                        Low $1.338
                   1996     $1.364     High $1.375     $1.362
                            ------     -----------     ------
                                        Low $1.349
                   1997     $1.385     High $1.427     $1.427
                            ------     -----------     ------
                                        Low $1.417
                   1998     $1.484     High $1.543     $1.543
                            ------     -----------     ------
                                        Low $1.461

                   1999     $1.486     High $1.519     $1.472
                   ----     ------     -----------     ------
The  Company  has  not  issued  any  dividends  in  the  past five fiscal years.
ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(ALL  NUMBERS  IN  CANADIAN  DOLLARS  UNLESS  OTHERWISE  STATED)
Results  from  Operations
Year  ended  October  31,  1999  compared  to  the  Year  ended October 31, 1998
--------------------------------------------------------------------------------
The Company continued its program of exploring its current mineral properties and searching for potential acquisitions of mineral properties or other viable businesses. The Company incurred a loss for the year of $185,112 or $0.05 per share compared to a loss of $50,969 or $0.01 per share in 1998. The increase in the loss is due to the following:
     an increase in the write-down of mineral properties from $3,496 to $111,886 as the Company abandoned exploration and development of its Yukon mineral property; and
     an increase in professional fees and regulatory fees related to certain acquisition negotiations including the acquisition of Quotes Canada Financial Network Ltd. ("Quotes Canada") which closed subsequent to year end. Cash flow from operations in 1999 was an outflow of $62,360 which is consistent with 1998's cash outflow of $60,250.
Year  ended  October  31,  1998  compared  to  the  Year  ended October 31, 1997
--------------------------------------------------------------------------------
The Company incurred a loss for the year of $50,969 or $0.01 per share compared to a loss of $57,842 or $0.02 per share in 1997. The decrease in the loss is due to the following:
     an increase in the exploration costs from $2,315 to $24,862 increased the loss; and
     an decrease in professional fees from $36,566 to $7,368 decreased the loss as the Company did not require the use of professional services in 1998 to the same extent as 1997.
Cash flow from operations in 1998 was an outflow of $60,250 which is substantially lower than 1997's cash outflow of $231,150, due primarily to the payment of significant current liabilities in 1997.
Year  ended  October  31,  1997  compared  to  the  Year  ended October 31, 1996
--------------------------------------------------------------------------------
The Company incurred a loss for the year of $57,842 or $0.02 per share compared to a loss of $80,673 or $0.06 per share in 1996. The decrease in the loss is due to the following:

     an increase in the travel and accommodation and office costs increased the loss; and
     an decrease in professional fees from $66,690 to $36,566 decreased the loss as the Company did not require the use of professional services in 1997 to the same extent as 1996.
Cash flow from operations in 1997 was an outflow of $231,150 which is substantially higher than 1996's cash outflow of $27,608, due primarily to the payment of significant current liabilities in 1997.
Liquidity  and  Capital  Resources
As  at  October  31,  1999
--------------------------
The Company improved its financial position in 1999 compared to 1998. Cash and cash equivalents increased from $84,468 at October 31, 1998 to $453,290 at October 31, 1999. The increase in cash is due to $590,600 received from the issuance of shares and warrants for cash, somewhat offset by the $131,937 cash outflow to Quotes Canada as part of the acquisition which closed subsequent to year end, $27,481 cash outflow on the acquisition and exploration of mineral properties and $62,360 cash outflow from operations.
With the acquisition of Quotes Canada subsequent to year end, the Company intends to use the cash and cash equivalents of $453,290 to expand the business of Quotes Canada. The Company expects to fund any further expenditures on Quotes Canada through a further issuance of share capital. As at January 20, 2000, subject to regulatory approval, a private equity placement of $1,000,000 has been arranged to provide the funds required for the current year. As at October 31, 1998
--------------------------
Cash and cash equivalents decreased from $161,747 in 1997 to $84,468 in 1998 due to expenditures on the acquisition and development of mineral properties of $17,029 and a cash outflow from operations of $60,250.
As at October 31, 1998, the Company had $139,586 capitalized costs relating to mineral properties compared to $96,053 in 1997.
ITEM  9A     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK
Not  applicable.
ITEM  10     DIRECTORS  AND  OFFICERS
The following table sets forth the names, municipalities of residence and ownership of common shares of each of the directors and officers of the Company.

    NAME
 OFFICE HELD                                        SHARE OWNERSHIP
PLACE OF RESIDENCE          DATE OF OFFICE     AS OF JANUARY 24, 2000(1) (2)
 ------------------         --------------     -----------------------------
Paul Edward Dickson
Director and President
#1004 - 1122 Gilford Street Director since August 12, 1999 and
Vancouver, BC, Canada       President since January 17, 2000     591,400

Glen Alexander Dickson
Director and Vice-President
322 - 1989 Marine Drive     Director since August 12, 1999 and
North Vancouver, BC, Canada Vice President
                            since January 17, 2000               580,000
Dianne Szigety
Corporate Secretary
1612 10th Avenue
New Westminster, BC, Canada Corporate Secretary
                            since January 17, 2000                 1,000

Thomas Julian Boychuk(3)
Director
2304 West 5th Avenue
Vancouver, BC, Canada     Director since December 15, 1995       623,423

John Edward Charlesworth(3)
Director
1075 Duchess Avenue
West Vancouver, BC, Canada  Director since December 12, 1995     175,323

(1) There were 6,706,142 common shares issued and outstanding as of January 24, 2000.
(2) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to the common shares beneficially owned by them.
(3)     Member  of  the  Audit  Committee.
(4) Pending regulatory approval, the Company anticipates that it will issue an aggregate of 1,526,200 additional escrow shares (the "Additional Escrow Shares") to the existing Officers and Directors as a group. Prior to the issuance of the Additional Escrow Shares, John Charlesworth and Thomas Boychuk each held 199,600 escrow shares (the "Existing Escrow Shares"). The Company is in the process of cancelling a further 199,600 escrow shares held by H. Leo King, as he resigned as a Director on January 17, 2000.
(5) As part of a private placement of 350,000 special warrants, the Company issued 350,000 share purchase warrants in July, 1999 (the "July Warrants"). Each July Warrant entitles the holder thereof to acquire one common share at a price of $0.30 per common share for a period of two years from July 9, 1999. Pursuant to the private placement, special warrants were issued as follows:
(a)     Paul  Dickson          80,000  special  warrants
(b)     Glen  Dickson          80,000  special  warrants
(c)     J.E.  Charlesworth     95,000  special  warrants
(d)     Thomas  Boychuk        95,000  special  warrants
Paul Dickson (President and Director) and Glen Dickson (Vice President and Director) are brothers. There are no other family relationships between any of the other Director or Executive Officers.
Aside from the appointment of Paul Dickson and Glen Dickson as Directors under the terms of the Acquisition Agreement, there are no arrangements or understandings between any of the Directors and/or Executive Officers and any other person pursuant to which that Director and/or Executive Officer was selected.

As part of the acquisition of Quotes Canada, J.E. Charlesworth and Thomas Boychuk agreed, for a period of three years, to cast the votes represented by their common shares in support of the following actions:
     (a) the election of Paul Dickson and Glen Dickson to the Company's Board of Directors;
     (b) the employment of Paul Dickson and Glen Dickson by the Company for a minimum period of two years at a salary of not less than $2,500 per month; and
     (c) the granting of stock options to Paul Dickson and Glen Dickson entitling them to purchase not less than four (4%) percent (or such lower percentage as may be accepted by Paul Dickson and Glen Dickson) of the issued and outstanding common shares of the Company at a minimum price permitted by the CDNX for a period of five (5) years.
ITEM  11     COMPENSATION  OF  DIRECTORS  AND  OFFICERS
Other than as set forth in the table below, no executive officer of the Company was paid or earned compensation from the Company for performing his or her duties during the years ended October 31, 1999, 1998 and 1997.

                           SUMMARY COMPENSATION TABLE
                           --------------------------
NAME AND                                                            ALL OTHER
PRINCIPAL                                                           COMPEN-
POSITION      YEAR     ANNUAL COMPENSATION  LONG TERM COMPENSATION  SATION
------------------------------------------------------------------------------
                       SALARY  BONUS OTHER    AWARDS     PAYOUTS
                                     ANNUAL
                                     COMPEN-
                                     SATION
------------------------------------------------------------------------------
                                           SECURITIES  RESTRICTED
                                             UNDER      SHARES OR
                                            OPTIONS/   RESTRICTED   LTIP
                                          SARS GRANTED SHARE UNITS  PAYOUTS
------------------------------------------------------------------------------

J.E.         1999     Nil     Nil     Nil     Nil     Nil     Nil     Nil
CHARLESWORTH 1998     Nil     Nil     Nil     Nil     Nil     Nil     Nil
PRESIDENT(3) 1997     Nil     Nil     Nil  75,000     Nil     Nil     Nil

(1)     J.E.  Charlesworth  resigned  as President of the Company on January 17,
2000.
The aggregate amount of compensation paid by the Company and its subsidiaries to its officers and directors as a group for all services in all capabilities during the Company's last fiscal year was $7,500 (for geological services with respect to the Ami Property).

The Company did not grant any stock options to any of its executive officers during the year ended October 31, 1999. There were no long-term incentive awards made to the executive officers of the Company during the fiscal year ended October 31, 1999. There are no pension plan benefits in place for the executive officers of the Company.
The following stock options were exercised by the Company's executive officers during the year ended October 31, 1999:

                                                           VALUE OF UNEXERCISED
                                            UNEXERCISED        IN THE MONEY
                                          OPTIONS/SARS AT     OPTIONS/SARS AT
                                               FY-END             FY-END
           SECURITIES      AGGREGATE VALUE       (#)                 ($)
           ACQUIRED           REALIZED      EXERCISABLE/         EXERCISABLE/
NAME     ON EXERCISE           ($)(1)       UNEXERCISABLE     UNEXERCISABLE(2)
------   ------------       -------------  --------------    -------------------
J.E.
CHARLESWORTH 75,000            $37,500         NIL / NIL          NIL / NIL

1. Based on the difference between the option exercise price and the closing market price of the Company's common shares on the date of exercise.
2. In the money options are those where the market value of the underlying securities at the fiscal year-end exceed the exercise price of the options. During the year ended October 31, 1999, other Directors and Officers (excluding J.E. Charlesworth, as indicated in the above table) as a group exercised a total of 285,000 stock options at an exercise price of $0.15 per share. On the day of exercise, the closing price for each share was $0.65.
The Company has no compensatory plan or arrangement with respect to any officer that results or will result from the resignation, retirement or any other termination of employment of such officer's employment with the Company, from a change in control of the Company or a change in such officer's responsibilities following a change in control.
No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended October 31, 1999. The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the CDNX.

Since the year ended October 31, 1999, the Company has entered into the following employment agreements:
(a) The Company entered into employment agreements with Paul Dickson and Glen Dickson effective December 1, 1999, which provide for a salary of $2,500 per month plus bonuses from time to time upon the successful performance of Quotes Canada, for a two year period. Beginning January 1, 2000, both Paul Dickson and Glen Dickson received salary increases to $3,500 per month.
(b) On November 30, 1999, the Company entered into an oral agreement with J.E. Charlesworth to provide management services at a rate of $1,000 per month. The Company's contracts with Mr. Charlesworth is "month to month" and can be terminated with one months' notice.
(c) On November 30, 1999, the Company entered into an oral agreement with Thomas Boychuk to provide management services and investor relations at a rate of $2,000 per month. The Company's contracts with Mr. Boychuk is "month to month" and can be terminated with one months' notice.
(d) In addition, the Company entered into employment agreements with 2 programmers (at rates of $3,200 and $2,500 per month respectively), and with 1 secretary (at a rate of $2,800 per month).
ITEM  12     OPTIONS  TO  PURCHASE  SECURITIES
As part of a private placement of 350,000 special warrants, the Company issued 350,000 share purchase warrants in July, 1999 (the "July Warrants"). Each July Warrant entitles the holder thereof to acquire one common share at a price of $0.30 per common share for a period of two years from July 9, 1999. As part of a private placement of 1,270,000 units, the Company issued 635,000 common share purchase warrants in September, 1999 (the "September Warrants"). Each September Warrant entitles the holder thereof to acquire one common share for a period of two years from September 23, 1999, at a price of $0.48 during the first year and $0.58 during the second year.
On January 20, 2000, the Company announced that, subject to regulatory approval, it has arranged a non-brokered private placement of 1,000,000 units at $1.00 per unit. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will entitle the holder thereof to acquire one common share for a two year period, at a price of $1.10 during the first year and $1.20 during the second year.
As of January 24, 2000 the following securities to acquire common shares of the Company were outstanding:

TYPE OF SECURITY     AMOUNT OF SECURITIES
                      CALLED FOR BY THE      EXERCISE PRICE     EXPIRATION
                         WARRANTS             OF WARRANTS          DATE
----------------     --------------------    ---------------    ----------
Common Shares            350,000                   $0.30        July 9, 2001
Common Shares          1,270,000         $.048 (first year)  September 23, 2001
                                         $0.58 (second year) September 23, 2001
Common Shares(1)       1,000,000         $1.10 (first year)  January 20, 2002
                                         $1.20 (second year) January 20, 2002

(1) These shares are to be issued pursuant to a Private Placement dated January 20, 2000, and are subject to completion and regulatory approval by the CDNX.
ITEM  13     INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS
Except as set forth below, none of following persons had or is to have any material interest, direct or indirect, in any transaction during the last three fiscal years or any presently proposed transaction to which the Company or any of its subsidiaries was or is to be a party:

     1.     any  director  or  officer  of  the  Company;

     2. any shareholder holding more than 10% of the Company's common shares; and

     3. any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company.
Pursuant to the Acquisition Agreement, the Company acquired a 100% interest in Quotes Canada in consideration of a total of $240,000, consisting of a cash payment of $50,000 and the issuance of the Acquisition Shares. Under the terms of the Acquisition Agreement, both Paul Dickson and Glen Dickson were appointed to the board of directors on August 12, 1999 and each have entered into employment agreements effective December 1, 1999 which provide for a salary of $2,500 per month plus bonuses from time to time upon the successful performance of Quotes Canada, for a two year period. In addition, incentive stock options will be granted to each of Paul Dickson and Glen Dickson, entitling them to purchase not less than 4% (or such lower percentage as may be accepted by the optionee) of the issued common shares of the Company at the minimum price permitted by the CDNX for a period of five years.
Pending regulatory approval, the Company anticipates that it will issue an aggregate of 1,526,200 additional escrow shares (the "Additional Escrow Shares") to the existing Officers and Directors as a group. Prior to the issuance of the Additional Escrow Shares, John Charlesworth and Thomas Boychuk each held 199,600 escrow shares (the "Existing Escrow Shares").
The Existing Escrow Shares will effectively be cancelled and converted to the new escrow agreement which now covers a total of 2,125,000 shares. The Additional Escrow Shares will not be released from escrow, transferred or in any manner dealt with without the express consent of the CDNX. Any shares not released on or before ten years from the date of acceptance by CDNX will be cancelled. The shares may also be cancelled at the time of an major reorganization of the Company, if required as a condition of the consent to the reorganization by the Executive Director for the British Columbia Securities Commission or where the Company's shares have been subject to a cease trade order under the Securities Act (British Columbia) for a period of two consecutive years.
Except as set forth below, none of the following persons was indebted to the Company or its subsidiary at any time during the last three fiscal years:
     1.     any  director  or  officer  of  the  Company;  and

     2.     any  associate  of  any  such  director  or  officer.
PART  II
ITEM  14     DESCRIPTION  OF  SECURITIES  TO  BE  REGISTERED
The Company is registering its common shares on this Registration Statement. The Company's authorized share capital consists of 20,000,000 common shares without par value, of which 6,706,142 were issued and outstanding as of January 24, 2000.
All of the authorized common shares of the Company, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Company while there is any arrearage in the payment of dividends or sinking fund instalments.
Provisions as to the modification, amendment or variation of the rights attaching to the common shares or provisions are contained in the British Columbia Company Act (the "BCCA"). The BCCA requires approval by a special resolution (ie. approved by at least three-quarters of the votes cast at a meeting of the shareholders of the Company or consented to in writing by each shareholder of the Company) of the Company's shareholders in order to effect any of the following changes:
(a) subdivide all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value,
(b) subdivide all or any of its unissued, or fully paid issued, shares without par value so that the number of those shares is increased,
(c) consolidate all or any of its shares with par value into shares of larger par value,
(d) consolidate all or any of its shares without par value so that the number of those shares authorized is reduced,
(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value,

(f) change all or any of its unissued shares without par value into shares with par value,
(g) alter the name or designation of all or any of its shares, whether issued or unissued, or
(h) alter the provisions as to the maximum price or consideration at or for which shares without par value may be issued.
PART  III
ITEM  15     DEFAULTS  UPON  SENIOR  SECURITIES
Not  applicable.
ITEM 16 CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS
Not  applicable.
PART  IV
ITEM  17     FINANCIAL  STATEMENTS
Not  applicable.  See  ITEM  18  -  Financial  Statements.
ITEM  18     FINANCIAL  STATEMENTS
               (All numbers are Canadian Dollars unless otherwise noted) Consolidated Balance Sheets of the Company as of October 31, 1999 and 1998, together with the Consolidated Statements of Operations and Deficit, and Changes in Financial Position and Consolidated Schedules of Operating Expenses and Administrative Expenses for the years ended October 31, 1999, 1998 and 1997, reported on by Topping, Eyton and Partners, Chartered Accountants.
These financial statements are expressed in Canadian dollars and were prepared in accordance with Canadian Generally Accepted Accounting Principles, which are substantially the same as United States Generally Accepted Accounting Principles. For a reconciliation of Canadian with United States Generally Accepted Accounting Principles, see Note 12 to the Company's Consolidated Financial Statements. For a history of the exchange rates in effect between the Canadian dollar and the United States dollar, see ITEM 8 - Selected Financial Data.
ITEM  19     FINANCIAL  STATEMENTS  AND  EXHIBITS
All Audited Statements are in Canadian Dollars and presented on a consolidated basis.

Financial  Statements  Filed  as  Part  of  the  Registration  Statement:
Audited Consolidated Financial Statements and Financial Statement Schedules by Topping, Eyton and Partners, Chartered Accountants., Chartered Accountants:
     Auditor's  Report,  dated  October  31,  1999  and  1998
     Consolidated  Balance  Sheet  at  October  31,  1999,  1998  and  1997
     Consolidated Statements of Operations and Deficit for the Year Ended October 31, 1999, 1998 and 1997
     Consolidated Statement of Cash Flows for the Year Ended October 31, 1999, 1998 and 1997
     Notes  to  Consolidated  Financial  Statements

Exhibits  Required  by  Form  20-F
Exhibit     Description
Number
(1)     Articles  of  Incorporation  and  By-laws:
     1.1     Articles  of  Incorporation  of the Company, effective September 9,
1993
     1.2     Altered  Memorandum  of  the  Company  dated  December  6,  1999
     1.3     Certificate  of  Change  of Name of the Company, dated December 24,
1999
(2)     Instruments  Defining  Rights  of  Holders  of  Equity  Securities Being
Registered:
     2.1     See  1.1  above
(3)     Material  Contracts:
     3.1 Escrow Agreement between Montreal Trust Company of Canada, the Company and Each Shareholder, dated July 11, 1996
     3.2     Agreement  between  Peter Ledwidge and the Company, dated April 29,
1999
     3.3 Acquisition Agreement between Quotes Canada Financial Network Ltd. and the Company, dated May 28, 1999 (executed June 1, 1999)
     3.4 Affiliate Contract between Quotes Canada Financial Network Ltd. and ON24 Inc., dated July 1, 1999

     3.5 Sponsorship Agreement between Global Securities Corporation, the Company and Quotes Canada Financial Network Ltd., dated July 6, 1999
     3.6 Amendment Agreement between Glen Dickson and Paul Dickson and the Company, dated July 29, 1999
     3.7 Web Linking Agreement between Citizens Bank of Canada and Quotes Canada Financial Network Ltd., dated August 17, 1999
     3.8 Voting Trust Agreement between Quotes Canada Financial Network Ltd. and the Company, dated August 25, 1999
     3.9 Internet InfoSpace Canada Content Distribution Agreement between InfoSpace Canada.com, Inc. and the Company, dated August 31, 1999
     3.10 Sales Agency Website Agreement between ClickThrough Interactive Services Inc. and the Company, dated September 17, 1999
     3.11 Private Placement Subscription Agreement between the Company and Refima AG, dated September 23, 1999
     3.12 Republishing Agreement between Quotes Canada Financial Network Ltd. and ExactTrade.Com, dated October 27, 1999
     3.13 Lease Agreement between the Company's wholly-owned subsidiary, Quotes Canada Financial Network Inc. and S & B Octagon Properties Canada Ltd., dated November 9, 1999
     3.14 Republishing Agreement between the Company and MostActives.Com, dated November 23, 1999
     3.15 Amendment Agreement between Glen Dickson and Paul Dickson and the Company, dated November 30, 1999
     3.16 Employment and Confidentiality Agreement between the Company and Glen Dickson, dated December 1, 1999
     3.17 Employment and Confidentiality Agreement between the Company and Paul Dickson, dated December 1, 1999
     3.18 Escrow Agreement between Pacific Corporate Trust Company, the Company and Each Principal, dated December 6, 1999
     3.19 Assignment Agreement between the Company and H. Leo King & Associates Ltd., dated January 18, 2000

     CARTA  RESOURCES  LTD.
     FINANCIAL  STATEMENTS
     OCTOBER  31,  1999

Auditors'  Report

Balance  Sheet                                Statement  1

Statement  of  Loss  and  Deficit             Statement  2

Statement  of  Cash  Flows                    Statement  3

Notes  to  Financial  Statements

Schedule  of  Deferred  Exploration  Costs     Schedule  1

AUDITORS'  REPORT

To  the  Shareholders  of
Carta  Resources  Ltd.



We have audited the balance sheets of Carta Resources Ltd. as at October 31, 1999 and 1998 and the statements of loss and deficit and cash flows for the three years ended October 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 1999 and 1998 and the results of its operations and its cash flows for the three years ended October 31, 1999 in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


/s/ Topping, Eyton and Partners
Chartered  Accountants
Vancouver,  B.C.
December  8,  1999

     STATEMENT  1
CARTA  RESOURCES  LTD.
BALANCE  SHEETS
OCTOBER  31,  1999  AND  1998
-----------------------------




                                     ASSETS

                                                       1999          1998
                                                   ------------  ------------
CURRENT
  Cash. . . . . . . . . . . . . . . . . . . . . .  $    53,290   $     1,053
  Term deposit. . . . . . . . . . . . . . . . . .      400,000        83,415
  Accounts receivable . . . . . . . . . . . . . .        3,651        12,187
                                                   ------------
                                                       456,941        96,655
INVESTMENT (Note 3) . . . . . . . . . . . . . . .      131,937
MINERAL PROPERTIES, at cost (Note 4). . . . . . .        5,000        35,000
DEFERRED EXPLORATION COSTS (Schedule 1) . . . . .       20,181        74,586
                                                   $   614,059   $   206,241
                                                   ------------  ------------


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable. . . . . . . . . . . . . . . .  $     5,138   $     2,808
                                                   ------------  ------------
SHAREHOLDERS' EQUITY
  Share capital
    Authorized
     20,000,000  common shares without par value
    Issued and outstanding (Note 5)
      4,086,142   shares (1998 - 3,691,142) . . .    1,566,009     1,510,509
  Warrants and share subscriptions (Note 6) . . .      535,100
  Contributed surplus (Note 7). . . . . . . . . .      101,750       101,750
                                                   ------------  ------------
                                                     2,202,859     1,612,259
  Deficit (Statement 2) . . . . . . . . . . . . .   (1,593,938)   (1,408,826)
                                                                 ------------
                                                       608,921       203,433
                                                   ------------
                                                   $   614,059   $   206,241
                                                   ------------  ------------

APPROVED  BY  THE  DIRECTORS:

/s/ Paul Dickson       /s/ Thomas Boychuk
DIRECTOR               DIRECTOR

STATEMENT  1
CARTA  RESOURCES  LTD.
STATEMENT  OF  LOSS  AND  DEFICIT
FOR  YEARS  ENDED  OCTOBER  31,  1999,  1998  AND  1997
-------------------------------------------------------


                                      1999         1998         1997
                                   -----------
EXPENSES
  Advertising and promotion . . .  $    7,500   $    1,584   $
  Bank charges and interest . . .          37           35       (2,049)
  Exploration . . . . . . . . . .         106       24,862        2,315
  Mineral properties written -off     111,886        3,496
  Office. . . . . . . . . . . . .       4,306        3,992        7,066
  Professional fees . . . . . . .      48,488        7,368       36,566
  Regulatory fees . . . . . . . .       8,876        2,600        4,709
  Transfer agent. . . . . . . . .       5,113        3,035        4,434
  Travel and accommodation. . . .       1,864        8,046        6,081
                                   -----------
                                      188,176       55,018       59,112
  Miscellaneous Income. . . . . .       1,270
  Interest Income . . . . . . . .       3,064        4,049
                                   -----------  -----------
NET LOSS. . . . . . . . . . . . .     185,112       50,969       57,842
DEFICIT, BEGINNING OF YEAR. . . .   1,408,826    1,357,857    1,300,015
DEFICIT, END OF YEAR. . . . . . .  $1,593,938   $1,408,826   $1,357,857
LOSS PER SHARE. . . . . . . . . .  $    (0.05)  $    (0.01)  $    (0.02)
                                   -----------  -----------  -----------

     STATEMENT  3
CARTA  RESOURCES  LTD.
STATEMENT  OF  CASH  FLOWS
FOR  YEARS  ENDED  OCTOBER  31,  1999,  1998  AND  1997
-------------------------------------------------------





                                                    1999       1998        1997
                                                 ----------  ---------  ----------
OPERATING ACTIVITIES
  Net loss. . . . . . . . . . . . . . . . . . .  $(185,112)  $(50,969)  $ (57,842)
  Mineral properties written-off. . . . . . . .    111,886      3,496
  Net change in non-cash working capital items.     10,866    (12,777)   (173,308)
                                                   (62,360)   (60,250)   (231,150)
                                                 ----------  ---------  ----------
INVESTING ACTIVITIES
  Investment. . . . . . . . . . . . . . . . . .   (131,937)        --          --
  Purchase of mineral properties. . . . . . . .     (5,000)    (5,000)    (15,001)
  Deferred exploration costs. . . . . . . . . .    (20,981)   (12,029)    (61,991)
                                                  (157,918)   (17,029)    (76,992)
                                                 ----------  ---------  ----------
FINANCING ACTIVITIES
  Proceeds from share issuance. . . . . . . . .     54,000         --     468,816
  Proceeds from warrant and share subscriptions    535,100         --          --
                                                   589,100         --     468,816
                                                 ----------  ---------  ----------
INCREASE (DECREASE) IN CASH . . . . . . . . . .    368,822    (77,279)    160,674
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR. .     84,468    161,747       1,073
CASH AND CASH EQUIVALENTS,
END OF YEAR . . . . . . . . . . . . . . . . . .  $ 453,290   $ 84,468   $ 161,747
                                                 ----------  ---------  ----------

REPRESENTED BY:
  Cash. . . . . . . . . . . . . . . . . . . . .  $  53,290   $  1,053   $     898
  Term deposit. . . . . . . . . . . . . . . . .    400,000     83,415   $ 160,849
                                                 ----------
                                                 $ 453,290   $ 84,468   $ 161,747
                                                 ----------  ---------  ----------

CARTA  RESOURCES  LTD.
NOTES  TO  FINANCIAL  STATEMENTS
OCTOBER  31,  1999
------------------

1.     NATURE  OF  OPERATIONS
     The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.
     The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.


2.     SIGNIFICANT  ACCOUNTING  POLICIES
     (a)     Cash  and  Cash  Equivalents
     Cash equivalents of $453,290 and $84,468 at October 31, 1999 and 1998, respectively, consist of overnight repurchase agreements and certificates of deposit with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.
     (b)     Mineral  properties  and  deferred  exploration  costs
          The Company capitalizes acquisition, exploration and development costs related to mineral properties. The costs of abandoned properties are charged to expense in the year of abandonment. The costs of producing properties will be depleted by the unit-of-production method based on estimated proven reserves.
(c)     Income  taxes
     The Company accounts for income taxes on the tax allocation method. Under this method, timing differences between reported and taxable income result in provisions for income taxes not currently payable. Such timing differences result primarily as a result of claiming depreciation and depletion for tax purposes at amounts differing from those charged to income. The tax benefit of losses is only recognized to the extent that the benefit is of virtual certainty.
(d)     Use  of  Estimates
     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.
(e)     Share  Option  Plan
     The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.
(f)     Loss  per  share
Loss per share is calculated using the weighted average number of shares outstanding for the year as follows:

                                                              1999     3,739,553
                                                              1998     3,691,142
                                                              1997     3,322,180
(g)     Comparative  figures
     Comparative figures are reclassified to conform with the presentation of the current fiscal year.


3.     INVESTMENT

     Investment  represents  the  following:

 Investment  in  Quotes  Canada
  Financial  Network  Ltd.                       $  50,000
 Advances  to  Quotes  Canada
  Financial  Network  Ltd.,  without  interest
  or  stated  terms  of  repayment                  81,937
                                                ----------
                                                $  131,937
                                                ==========

     The company entered into an agreement on June 1, 1999 whereby it agreed to acquire a 100% interest in Quotes Canada Financial Network Ltd. ("Quotes Canada") at a total cost of $240,000, consisting of a cash payment of $50,000 (which amount was paid) and the issuance of 1,000,000 common shares at a deemed price of $0.19 to the shareholders. Quotes Canada provides real-time stock market quotes and other financial information from its website. The shares may not be traded until June 1, 2000.
     Approval of the acquisition of Quotes Canada as outlined above was received from the Vancouver Stock Exchange subsequent to the year end.
     No  finders  fees  were  paid  in  connection  with  this  acquisition.

     A summary of the balance sheet of Quotes Canada at October 31, 1999 taken from the audited financial statements at that date is as follows:

ASSETS
  Current                $  13,999
  Capital                   64,308
  Other                     16,637
                         $  94,944
                     -------------
LIABILITIES
  Current                 $  6,871
  Long-term                131,936
  Share  capital                50
  Deficit                 (43,913)
                         $  94,944
                         ---------

4.     MINERAL  PROPERTIES
     Mineral  property  acquisition  costs  are  a  follows:

                                    1999        1998
                                    ----        ----
  Yukon  property                $  5,000
  Manitoba  property                        $  35,000
                                 --------------------
                                 $  5,000   $  35,000
                                 --------   ---------

     I     Yukon  Property
The company entered into an agreement dated April 29, 1999 to acquire a 100% interest in certain mineral claims in the Dawson Mining District in the Yukon. The terms of the agreement are as follows:
          (a) paying a total of fifty five thousand ($55,000); such sum shall be paid as follows:
               (i) $5,000 is due and payable on the signing of the agreement, which sum has been paid;
          (ii)     $10,000  is  due  and  payable  on  or  before  May  1, 2000;
          (iii)     $10,000  is  due  and  payable  on  or  before  May 1, 2001;

(iv)     $10,000  is  due  and  payable  on  or  before  May  1,  2002;  and
          (v)     $20,000  is  due  and  payable  on  or  before  May  1,  2003;
          (b) incurring exploration expenditures by May 1, 2003 of not less than $300,000 on the property and any claims the Company may stake in an area within three kilometres of the property;
          (c) the issue of 10,000 common shares of the company in consideration for signing the agreement, which shares have been issued; and
          (d) on commencement of commercial production, the property will be subject to a Net Smelter Return ("NSR") of 1% payable to the vendor.

     II     Manitoba  Property
          The Company entered into an agreement to purchase a 100% interest in certain lithium claims in the Wekusko Lake area of Manitoba. Under the terms of the original agreement dated October 30, 1995, the company had to pay a total of $250,000 over a period from signing the agreement to October 30, 2000. It had complied with the terms of the agreement and paid a total of $30,000 to October 30, 1997. On October 29, 1998, the agreement was amended and the terms were as follows:
          (a) paying a total of two hundred sixty thousand dollars ($260,000), such sum to be paid as follows:
               (i) on October 30, 1998: $5,000 was due and payable, which sum was paid, plus the issue of 25,000 free trading shares of the company (which shares were not issued until after the 1998 year end pending regulatory approval);
               (ii) on October 30, 1999: an additional $5,000 was due and payable, plus the issue of an additional 25,000 free trading shares of the company (terms not complied with in 1999);
               (iii) on October 30, 2000: an additional $10,000 was due and payable;
               (iv) on October 30, 2001: an additional $10,000 was due and payable;
               (v) on October 30, 2002: an additional $10,000 was due and payable;
               (vi) on October 30, 2003: an additional $20,000 was due and payable;
               (vii) on October 30, 2004: an additional $25,000 was due and payable; and
               (viii) on or before October 30, 2005: $175,000 was due and payable. This $175,000 could be payable in cash and shares with a 50/50 cash and share split. The shares will be issued in accordance with the British Columbia Securities laws and will be issued at a deemed value of the average closing trading price for the previous 90 trading days;
          (b) incurring exploration expenditures of not less than an aggregate two hundred fifty thousand dollars ($250,000) to October 30, 2003;
          (c) on commencement of commercial production, the property will be subject to a Net Smelter Return ("NSR") of 2.5%. 1.5% of this NSR may be purchased at any time for $1,000,000.

          During the year, these claims were abandoned and the deferred exploration costs written-off.

5.     SHARE  CAPITAL



                                                   Number      Amount
Balance, October 31, 1996 . . . . . . . . . . .  1,371,092   $  787,668
Shares issued for cash. . . . . . . . . . . . .  1,558,500      461,316
Shares issued for debt settlement . . . . . . .    711,550      355,775
Escrow shares cancelled . . . . . . . . . . . .   (700,000)    (101,750)
New escrow shares issued for cash . . . . . . .    750,000        7,500
Balance, October 31, 1997 and 1998. . . . . . .  3,691,142   $1,510,509
                                                 ----------  -----------

Shares issued pursuant to the purchase of the
  Manitoba property . . . . . . . . . . . . . .     25,000        1,500
Shares issued pursuant to the purchase of the
  Yukon property. . . . . . . . . . . . . . . .     10,000
Shares issued pursuant to the exercise of stock
  options . . . . . . . . . . . . . . . . . . .    360,000       54,000
BALANCE, OCTOBER 31, 1999 . . . . . . . . . . .  4,086,142   $1,566,009
                                                 ----------  -----------

     Included in issued and outstanding shares are 598,800 escrow shares which may not be traded, transferred or released without the consent of regulatory authorities. (See Note 11).

6.     SPECIAL  WARRANTS  AND  SHARE  SUBSCRIPTIONS

     During the year the company entered into two private placement agreements as follows:
     (a) Subscribers will receive 350,000 special warrants at a price of $0.15 each. Each warrant is exchangeable, at no additional consideration, into one common share and one share purchase warrant to purchase one additional share for a period of two years at a price of $0.30 per share. Approval by regulatory authorities was received subsequent to the year end; and
     (b) Subscribers will receive 1,270,000 units at a price of $0.38. Each unit consists of one common share and one-half of one share purchase warrant. Each share purchase warrant is exchangeable, at no additional consideration, into one common share for a two year period at a price of $0.48 in the first year and $0.58 in the second year. The underlying shares and share purchase warrants will be subject to a twelve month hold period. A finder's fee agreement was entered into whereby 8% of the gross proceeds from this private placement totalling $38,608 shall become due and payable ten days following the date of all necessary approvals by regulatory authorities, which approvals were received subsequent to the year end.


7.     CONTRIBUTED  SURPLUS
     Contributed surplus arose from the cancellation of 700,000 old escrow shares.


8.     GOVERNMENT  GRANTS
     The company received a $10,000 grant from the Manitoba government during the 1998 fiscal year. The deferred exploration costs are net of $34,047, being the total grants received to date.


9.     INCOME  TAXES
     The company has non-capital tax losses totalling $367,630 which expire as follows:

2002     $  29,534
2003        80,673
2004        57,842
2005        50,969
2006       148,612
         $ 367,630
        ----------

     The tax benefit of these losses has not been recorded in these financial statements.


10.     UNCERTAINTY  DUE  TO  THE  YEAR  2000  ISSUE
     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


11.     SUBSEQUENT  EVENTS
     At an extraordinary general meeting of members on December 6, 1999, the shareholders approved by special resolution the change of name of the company from "Carta Resources Ltd." to "Earthramp.com Communications Inc.".
     The shareholders also approved the issuance of an additional 1,526,200 escrow shares to the initial and additional principals of the Company as a result of the acquisition of Quotes Canada. The total escrow shares (2,125,000) are subject to the new escrow agreement.


12.     DIFFERENCES  BETWEEN  UNITED  STATES  AND  CANADIAN
GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES
     The financial statements are prepared in accordance with generally accepted accounting principles in Canada. Significant differences to accounting principles generally accepted in the United States ("U.S. GAAP") are as follows:
(a)     Income  taxes:
The  Company  would,  under  U.S.  GAAP,  be  subject  to Statement of Financial
Accounting Standard No. 109, "Accounting for Income Taxes". Adopting this Standard would have no material effect on net income of the Company for any of the years presented. The following additional disclosure would be provided:


Deferred tax assets:
Net operating losses . .  $ 165,000
Less valuation allowance   (165,000)

Net deferred tax assets.          -
Deferred tax liabilities          -

Deferred tax assets, net  $       -
------------------------  ----------


A valuation allowance equal to the net deferred tax asset balance has been recorded as the realization of such losses during the carryforward period at October 31, 1999, cannot be considered to be more likely than not.
(b)     Mineral  properties  and  deferred  exploration  costs:
Under U.S. GAAP, mineral property exploration expenditures and land-use costs relating to mineral properties for which commercial feasibility has not yet been established are expensed in the period incurred. For U.S. GAAP purposes, the Company has expensed these costs in the year incurred. Under Canadian GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production or written-off if the property is sold, allowed to lapse or abandoned.
(c)     Stock-based  compensation:
In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which became effective for fiscal years beginning after December 15, 1995, the Company has opted to continue to apply the intrinsic value method of valuing stock options granted to employees. If the fair value method had been used compensation for stock options granted to directors, officers and employees in 1997 of $44,800 would have been recorded increasing the reported loss by such amount. Accordingly, the proforma loss and loss per share for 1997 under U.S. GAAP are $168,694 and $0.08.
The fair value of options granted during 1997 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 6% ; no annual dividends; expected lives equal to one-half the option lives; and volatility of 169%.

(d)     Continuity  of  stock  options:




                                            1999      1998     1997
                                        ---------  -------  -------

Balance outstanding, beginning of year   360,000   360,000        -
Granted during the year. . . . . . . .         -         -  360,000
Exercised at an average price of $0.15  (360,000)        -        -
Cancelled or expired during the year .         -         -        -

Balance outstanding, end of year . . .         -   360,000  360,000
--------------------------------------  ---------  -------  -------

(e)     Escrow  shares:
Under U.S. GAAP, escrow shares are treated as a compensatory arrangement. Compensation expense is recognized in the statement of operations for the fair value of the shares released to a shareholder that provides services as an officer, director, employee, consultant or contractor. $12,096 in compensation expense has been recorded in 1999 for escrow shares that were released in 1999.
(f)     Loss  per  share:
Under U.S. GAAP, escrow shares are excluded from the calculation of weighted average common shares outstanding during the year. 750,000 common shares were held in escrow since July 11, 1996. 151,200 of these escrow shares were released in 1999 based on performance criteria set by regulators.
(g)     Reporting  comprehensive  income:
Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 ("FAS 130") "Reporting Comprehensive Income", is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. The Company does not have any items to be recognized under comprehensive income except for the items in the statement of operations.
(h)     New  accounting  pronouncements:
In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognized all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As at October 31, 1999 the Company does not have any derivative or hedging instruments and, therefore, does not believe the adoption of FAS 133 would result in a material GAAP difference.
The effect of the differences between Canadian GAAP and U.S. GAAP (including practices described by the SEC) on the consolidated balance sheets, statements of operations and cash flows is summarized as follows:


                                                       1999          1998
                                                ------------  ------------

Deferred exploration costs under Canadian GAAP  $    20,181   $    74,586

Adjustments for deferred exploration costs . .      (20,181)      (74,586)

Deferred exploration costs under U.S. GAAP . .  $         -   $         -
----------------------------------------------  ------------  ------------

                                                       1999          1998
                                                ------------  ------------

Share capital under Canadian GAAP. . . . . . .  $ 1,566,009   $ 1,510,509

Adjustment for escrow shares . . . . . . . . .       12,096             -

Share capital under U.S. GAAP. . . . . . . . .  $ 1,578,105   $ 1,510,509
----------------------------------------------  ------------  ------------

                                                       1999          1998
                                                ------------  ------------

Deficit under Canadian GAAP. . . . . . . . . .  $(1,593,938)  $(1,408,826)

Adjustment for escrow shares . . . . . . . . .      (12,096)            -

Adjustment for mineral properties. . . . . . .      (20,181)      (74,856)

Deficit under U.S. GAAP. . . . . . . . . . . .  $(1,626,215)  $(1,483,682)
----------------------------------------------  ------------  ------------

                                                       1999          1998
                                                ------------  ------------

Shareholders' equity under Canadian GAAP . . .  $   608,921   $   203,433

Adjustment for mineral properties. . . . . . .      (20,181)      (74,856)

Shareholders' equity under U.S. GAAP . . . . .  $   588,740   $   128,577
----------------------------------------------  ------------  ------------




                                                           1999         1998         1997
                                                   -------------  -----------  -----------

Loss for the period under Canadian GAAP . . . . .  $$  (185,112)  $ ( 50,969)  $  (57,842)

Adjustment for mineral properties . . . . . . . .        54,405       (8,534)     (66,052)

Adjustment for escrow shares. . . . . . . . . . .       (12,096)           -            -

Loss for the period under U.S. GAAP . . . . . . .  $$  (142,803)  $  (59,503)  $ (123,894)
-------------------------------------------------  -------------  -----------  -----------

                                                           1999         1998         1997
                                                   -------------  -----------  -----------

Loss per share under U.S. GAAP. . . . . . . . . .  $      (0.04)  $    (0.02)  $    (0.06)
-------------------------------------------------  -------------  -----------  -----------

                                                           1999         1998         1997
                                                   -------------  -----------  -----------


Weighted average number of shares under U.S. GAAP     3,269,414    2,941,142    2,167,100
-------------------------------------------------  -------------  -----------  -----------




                                      Manitoba     Yukon     Total
BALANCE, BEGINNING OF YEAR (Note 8)  $  74,586               $ 74,586
                                     ----------  ---------   ---------
EXPENDITURES FOR YEAR
  Accommodation . . . . . . . . . .              $   2,125      2,125
  Assays and geochemical. . . . . .                  1,998      1,998
  Claim fees. . . . . . . . . . . .                    685        685
  Geological services . . . . . . .                  7,500      7,500
  Professional fees . . . . . . . .                    800        800
  Supplies. . . . . . . . . . . . .                  1,530      1,530
  Transportation. . . . . . . . . .                  6,343      6,343
                                           800      20,181     20,981
                                        75,386      20,181     95,567
MINERAL PROPERTIES WRITTEN-OFF. . .    (75,386)               (75,386)
                                     ----------  ---------   ---------
BALANCE, END OF YEAR. . . . . . . .  $     NIL   $ 20,181     $20,181
                                     ----------  ---------  -------

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated:  January  31,  2000     EARTHRAMP.COM  COMMUNICATIONS  INC.

Per:
     /s/ Paul E. Dickson
     Paul  E.  Dickson
     President